SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

December 12, 2011

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: December 12, 2011

By: /s/ Susan Henderson
-----------------
Susan Henderson
Company Secretary

Ajay Piramal joins Smith & Nephew Board as Non-Executive Director

12 December 2011

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, today announces that Ajay Piramal will join the Board as a Non-Executive Director from 1 January 2012.

Mr Piramal is the Chairman of Piramal Group, the Mumbai-based conglomerate.  Piramal Group spans the healthcare, original drug discovery, glass manufacturing, financial services and real estate industries and operates across India, USA, Canada, UK and China, amongst other territories.  Its businesses include global healthcare and pharmaceutical company Piramal Healthcare Ltd andPiramal Glass Limited, both of which are listed on the National Stock Exchange of India and the Bombay Stock Exchange.

Mr Piramal is also Chairman of the Board of Governors of the Indian Institute of Technology (appointed 4th March 2010), a Member of the Board of Dean's Advisors at the Harvard Business School (appointed 25th July 2011) and Chairman of Pratham India, the largest non-governmental organisation in the Indian education sector, which assists 33 million children annually through its "Read India" campaign (appointed 24th June 2002).

John Buchanan, Chairman of Smith & Nephew, commented:

"Ajay brings unique and highly valuable experience to Smith & Nephew, having built a world-class medical and industrial enterprise and he is one of India's most respected businessmen.  His industry and market knowledge, especially from working in locations such as India and China, will enrich the Board and help the executive team to deliver Smith & Nephew's growth plans for the emerging markets.  I am delighted he is joining our Board and very much look forward to working with him."

In addition to his current roles, Mr Piramal has held a number of senior public service positions in India.  These include serving on the Hon'ble Prime Minister's Task Force on Pharmaceuticals & Knowledge-Based Industries (2002), the Hon'ble Prime Minister's Council for Trade & Industry (2003) and the Board of Trade for India (2002).  He was also a Member of the Central Board of Directors of the State Bank of India (1995-2007), India's largest commercial bank.

He has held a number of global healthcare leadership positions, including membership of the World Economic Forum's Governors' Forum on Healthcare (2002-2007) and chairing the Drugs and Pharmaceutical Council of the National Council of Confederation of Indian Industry (2004-2009).

Other than details of the directorships disclosed above, Mr Piramal has no further disclosures under paragraph 9.6.13 (1) to 9.6.13 (6) of the Listing Rules.

Enquiries

Investors
Phil Cowdy                                                Tel:   +44 (0) 20 7401 7646
Smith & Nephew

Media
Charles Reynolds                                      Tel:   +44 (0) 20 7401 7646
Smith & Nephew

Justine McIlroy                                          Tel:   +44 (0) 20 7404 5959
Brunswick - London

About Smith & Nephew

Smith & Nephew is a global medical technology business with global leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine, Trauma and Clinical Therapies. The Company has distribution channels, purchasing agents and buying entities in over 90 countries worldwide. Annual sales in 2010 were nearly $4.0 billion.

Smith & Nephew is dedicated to helping improve people's lives. The Company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust.

Forward-looking Statements
This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payors and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions, our success in integrating acquired businesses, and disruption that may result from changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business or competitive nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors.

Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew's expectations.